Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Relating to Preliminary Prospectus Supplement
dated February 25, 2019
to Prospectus dated February 23, 2018
Registration No. 333-223206

Pricing Term Sheet

$350,000,000 4.625% Senior Notes due 2029

The information in this pricing term sheet supplements STORE Capital Corporation’s preliminary prospectus supplement, dated February 25, 2019 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement.  As used in this pricing term sheet, “Issuer,” “we,” “our” and “us” refer to STORE Capital Corporation and not to its subsidiaries.

Issuer:	STORE Capital Corporation

Expected Ratings: (Moody’s / S&P / Fitch)*:	Baa2 (Stable) / BBB (Stable) / BBB (Stable)

Security Type:	Senior Unsecured Notes

Pricing Date:	February 25, 2019

Settlement Date:
February 28, 2019, which is the third business day after the date of this pricing term sheet. Currently, trades in the secondary market for debt securities ordinarily settle two business days after the date of execution, unless the parties to the trade agree otherwise.  Accordingly, investors in this offering who wish to sell their notes before the second business day preceding the Settlement Date must specify an alternate settlement arrangement at the time of the trade to prevent a failed settlement.  Those investors should consult their advisors.

Maturity Date:	March 15, 2029

Interest Payment Dates:	March 15 and September 15, beginning September 15, 2019

Principal Amount:	$350,000,000

Benchmark Treasury:	2.625% due February 15, 2029

Benchmark Treasury Price / Yield:	99-20 / 2.668%

Spread to Benchmark Treasury:	+205 basis points

Yield to Maturity:	4.718%

Coupon:	4.625%

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Public Offering Price:	99.260% of the principal amount

Optional Redemption Provisions:

Make-Whole Call:	Prior to December 15, 2028, based on the Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 35 basis points

Par Call:
On or after December 15, 2028, the redemption price will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the applicable redemption date

Use of Proceeds:
The Issuer estimates that the net proceeds to it from this offering will be approximately $344.4 million, after deducting the underwriting discount and estimated offering expenses payable by the Issuer. The Issuer intends to use the net proceeds to it from this offering to fund property acquisitions, to repay indebtedness outstanding under its unsecured revolving credit facility, for working capital and other general corporate purposes, or a combination of the foregoing. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

CUSIP / ISIN:	862121 AB6 / US862121AB61

Joint Book-Running Managers:	Goldman Sachs & Co. LLC
Wells Fargo Securities, LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
KeyBanc Capital Markets Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp.
Capital One Securities, Inc.
Regions Securities LLC

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering (or, if available, the final prospectus supplement), the Issuer’s prospectus in the registration statement (to which it relates) and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Goldman Sachs & Co. LLC, via telephone: (866) 471-2526 or (212) 902-1171, facsimile: (212) 902-9316, email: prospectus-ny@ny.email.gs.com, or standard mail at Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282, Attention: Prospectus Department; Wells Fargo Securities, LLC, c/o WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402 or by calling (800) 645-3751 or by emailing wfscustomerservice@wellsfargo.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (866) 803-9204; and Morgan Stanley, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department.